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MAR 0 1 2021

Washington, DC

ANNUAL AUDITED REPORT FORM X-17A-5 PART III

SEC FILE NUMBER
8- 47577

FACING PAGE
Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/2020 AND ENDING 12/31/2020
MM/DD/YY MM/DD/YY

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: **Victory Capital Services, Inc.**

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

4900 Tiedeman Road, 4th Floor
(No. and Street)

Brooklyn	**Ohio**	**44144**
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT
Christopher A. Ponte **(216) 898-2458**
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Ernst & Young LLP
(Name – *if individual, state last, first, middle name*)

950 Main Street, Suite 1800	**Cleveland**	**Ohio**	**44113**
(Address)	(City)	(State)	(Zip Code)

CHECK ONE:

- [✓] Certified Public Accountant
- [ ] Public Accountant
- [ ] Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (11-05)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, **Christopher A. Ponte**, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of **Victory Capital Services, Inc.**, as of **December 31**, 20**20**, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

Security accounts of principle officers and directors are classified as customer accounts (Debits $0, Credits $0)

NOTARIAL SEAL STATE OF OHIO
SHELBY HOGE
NOTARY PUBLIC
STATE OF OHIO
Recorded in
Medina County
My Comm. Exp. 9/30/2023

Chris Ponte
Signature

Principal Financial Officer
Title

Shelby Hoge
Notary Public

This report ** contains (check all applicable boxes):

- ☑ (a) Facing Page.
- ☑ (b) Statement of Financial Condition.
- ☑ (c) Statement of Income (Loss) or, if there is other comprehensive income in the period(s) presented, a Statement of Comprehensive Income (as defined in §210.1-02 of Regulation S-X).
- ☑ (d) Statement of Changes in Financial Condition.
- ☑ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☑ (g) Computation of Net Capital.
- ☑ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☑ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☑ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☑ (l) An Oath or Affirmation.
- ☑ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

Securities and Exchange Commission

Washington, D.C. 20549

Annual Audit Report

Year Ended December 31, 2020

Victory Capital Services, Inc.
(Name of Respondent)

4900 Tiedeman Road

Brooklyn, Ohio 44144

(Address of principal executive office)

Mr. Christopher A. Ponte
Principal Financial Officer
Victory Capital Services, Inc.

4900 Tiedeman Road
Brooklyn, Ohio 44144
Telephone No. (216) 898-2458

Victory Capital
SERVICES℠

FINANCIAL STATEMENTS AND SUPPLEMENTARY INFORMATION

Victory Capital Services, Inc.
Year Ended December 31, 2020
With Report of Independent Registered Public Accounting Firm

Victory Capital Services, Inc.

Financial Statements and Supplementary Information

Year Ended December 31, 2020

Contents

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Ernst & Young LLP
Suite 1800
950 Main Avenue
Cleveland, OH 44113 7214

Tel: +1 [illegible]
Fax: +1 216 583 [illegible]
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Report of Independent Registered Public Accounting Firm

To the Shareholders and The Board of Directors of
Victory Capital Services, Inc.

Opinion on the Financial Statements

We have audited the accompanying statement of financial condition of Victory Capital Services, Inc. (the Company) as of December 31, 2020, the related statements of income, changes in shareholder's equity and cash flows for the year then ended, and the related notes (collectively referred to as the "financial statements"). In our opinion, the financial statements present fairly, in all material respects, the financial position of the Company at December 31, 2020, and the results of its operations and its cash flows for the year then ended in conformity with U.S. generally accepted accounting principles.

Basis for Opinion

These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on the Company's financial statements based on our audit. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (PCAOB) and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audit in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement, whether due to error or fraud. Our audit included performing procedures to assess the risks of material misstatement of the financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements. Our audit also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statements. We believe that our audit provides a reasonable basis for our opinion.

Supplemental Information

The accompanying information contained in Schedules I, II, and III has been subjected to audit procedures performed in conjunction with the audit of the Company's financial statements. Such information is the responsibility of the Company's management. Our audit procedures included determining whether the information reconciles to the financial statements or the underlying

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accounting and other records, as applicable, and performing procedures to test the completeness and accuracy of the information. In forming our opinion on the information, we evaluated whether such information, including its form and content, is presented in conformity with Rule 17a-5 under the Securities Exchange Act of 1934. In our opinion, the information is fairly stated, in all material respects, in relation to the financial statements as a whole.

Ernst & Young LLP

We have served as the Company's auditor since 2007.

February 24, 2021

Victory Capital Services, Inc.

Statement of Financial Condition

December 31, 2020

Assets		
Cash	$	4,331,131
Intangible assets		2,300,000
Distribution fees and commissions receivable		1,174,812
Due from affiliates		535,569
Prepaid C share commissions		550,828
Prepaids and other assets		52,928
Total assets	$	8,945,268
Liabilities and shareholder's equity		
Liabilities		
Distribution fees payable	$	2,040,939
Due to affiliates		315,510
Other liabilities		46,558
Deferred tax liability		339,984
Total liabilities		2,742,991
Shareholder's equity		
Common stock, $.01 par value; 1,000 shares authorized, 100 shares issued and outstanding		1
Additional paid-in capital		3,591,753
Retained earnings		2,610,523
Total shareholder's equity		6,202,277
Total liabilities and shareholder's equity	$	8,945,268

See accompanying notes to financial statements.

Victory Capital Services, Inc.

Statement of Income

Year Ended December 31, 2020

Revenues	
Distribution and related fees	$ 25,334,420
Intercompany support fees	1,325,595
Commissions, net	233,687
Contingent deferred sales charge	31,000
Interest income	17,418
Total revenues	26,942,120
Expenses	
Distribution and related expenses	22,936,381
Intercompany service fees	687,971
Professional fees	313,605
Other expenses	130,358
Total expenses	24,068,315
Income before taxes	2,873,805
Provision for income taxes	741,321
Net income	$ 2,132,484

See accompanying notes to financial statements.

Victory Capital Services, Inc.

Statement of Changes in Shareholder's Equity

	Common Stock	Additional Paid-in Capital	Retained Earnings	Total Shareholder's Equity
Balance at December 31, 2019	$ 1	$ 3,591,753	$ 2,478,039	$ 6,069,793
Dividends paid, $20,000 per share	-	-	(2,000,000)	(2,000,000)
Net income	-	-	2,132,484	2,132,484
Balance at December 31, 2020	$ 1	$ 3,591,753	$ 2,610,523	$ 6,202,277

See accompanying notes to financial statements.

Victory Capital Services, Inc.

Statement of Cash Flows

Year Ended December 31, 2020

Cash flows from operating activities	
Net income	$ 2,132,484
Adjustments to reconcile net income to net cash provided by operating activities:	
Deferred income taxes	67,382
Amortization of prepaid C share commissions	258,448
Changes in operating assets and liabilities	
Decrease in distribution fees and commissions receivable	111,826
Decrease in due from affiliates	88,932
Increase in prepaids and other assets	(2,834)
Increase in prepaid C share commissions	(325,230)
Decrease in distribution fees payable	(254,992)
Decrease in other liabilities	(118,641)
Increase in due to affiliates	255,286
Net cash provided by operating activities	2,212,661
Cash flows from financing activities	
Dividends paid	(2,000,000)
Net cash used in financing activities	(2,000,000)
Net increase in cash	212,661
Cash, beginning of period	4,118,470
Cash, end of period	$ 4,331,131
Supplemental cash flow information	
Cash paid for income taxes	$ 594,814

See accompanying notes to financial statements.

1. Organization

Victory Capital Services, Inc. (the "Company") is a wholly owned indirect subsidiary of Victory Capital Holdings, Inc. (VCH or the "Parent") and a wholly owned direct subsidiary of Victory Capital Operating, LLC (VCO). Effective June 30, 2020, the Company changed its name from Victory Capital Advisers, Inc. to Victory Capital Services, Inc. VCH's Class A common stock is listed on the NASDAQ Global Select Market under the symbol "VCTR." The Company is registered with the Securities and Exchange Commission (SEC) as a broker-dealer and is a member of the Financial Industry Regulatory Authority (FINRA) and Securities Investor Protection Corporation (SIPC). The Company is also registered with the Municipal Securities Rulemaking Board (MSRB), the regulatory body for the municipal securities market.

The Company serves as distributor and principal underwriter for the Victory Portfolios, Victory Variable Insurance Funds, USAA Mutual Funds Trust[1] and the mutual fund series of the Victory Portfolios II (collectively, the "Funds"), as well as for municipal fund securities issued by the Nevada College Savings Trust Fund under the USAA 529 College Savings Plan. The Funds are managed by Victory Capital Management Inc. (the "Advisor"), another wholly owned direct subsidiary of VCO. Substantially all of the Company's revenues are earned from the Funds or in connection with the sale of the Funds' shares.

2. Significant Accounting Policies

Accounting Standards Adopted on January 1, 2020

The Company adopted Accounting Standards Codification Topic 326: Financial Instruments – Credit Losses – Measurement of Credit Losses on Financial Instruments (ASC 326) on January 1, 2020. ASC 326 creates a new impairment model for financial assets, including but not limited to, short-term trade and other receivables that are not measured at fair value.

Under ASC 326 companies are required to estimate expected credit losses for financial assets under the current expected credit losses (CECL) model. This analysis is done on a pool-based basis for financial assets that share similar risk characteristics. The risk of loss is considered even if considered remote.

[1] USAA is a trademark of United Services Automobile Association and is being used by the Parent and its affiliates under license. The Parent and its affiliates are not affiliated with USAA or its affiliates.

Significant Accounting Policies (continued)

In connection with the adoption of this guidance on January 1, 2020, the Company evaluated its financial assets and determined that the allowance for credit losses was de minimis. The Company's distribution fee receivables and commission receivables represent one pool of financial assets. These receivables are short term in nature and carry minimal credit risk.

The Company considers actual collection history, current conditions and future financial forecasts in estimating expected credit losses. There were no changes in estimates of expected credit losses during 2020 and at December 31, 2020, the allowance for credit losses was deemed de minimis.

Cash

Cash represents cash in banks. Cash balances may be in excess of FDIC insurance limits.

Revenue Recognition

The majority of the Company's revenue is earned from two customers, the Funds and the Advisor. Both customers are domiciled in the United States and all services provided by the Company relate to open-end mutual funds.

<u>Distribution and related fees</u>

The Company receives fees for sales and sales-related services provided under Distribution Agreements (the "Agreements") between the Funds and the Company. The Agreements continue in effect until terminated by either party. There are no direct costs incurred to obtain these Agreements. The Company satisfies its performance obligation under the Agreements at the point in time when the sale of a share in the Funds occurs. The Company receives 12b-1 fees from the Funds for shares sold which are still outstanding.

Revenue related to the Agreements is measured in an amount that reflects the consideration to which the Company expects to be entitled in exchange for providing distribution services. Distribution and related fees represent variable consideration as it is calculated based on assets under management in share classes covered by the Funds' 12b-1 plans and is subject to factors outside of the Company's control, including investor behavior and activity and market volatility. Revenue is recognized monthly as these uncertainties are resolved, and due to this delay, the majority of revenue relates to distribution obligations satisfied during prior periods. Payment of 12b-1 fees from the Funds are received twice a month, in arrears.

2. Significant Accounting Policies (continued)

The Company has contractual arrangements with third parties to assist with its provision of certain distribution services. 12b-1 fees are paid by the Company to other broker-dealers who hold outstanding Fund shares that generated the Fund's distribution fee revenue pursuant to the Agreements. Distribution fees not paid to selling brokers may be used to support other distribution related activities as allowed under distribution plans that have been adopted by the Funds. Distribution-related expenses include, but are not limited to, the printing of prospectuses and reports used for sales purposes, advertisements, expenses of preparation and printing of sales literature, expenses associated with electronic marketing and sales media and communications, and other sales or promotional expenses.

Management evaluated the Agreements with the Funds and agreements with third parties and other broker-dealers and determined the Company controlled distribution services provided to the Funds and acts as principal service provider to the Funds. 12b-1 revenue is recorded gross of the related third-party costs in distribution and related fees in the statement of income. 12b-1 expense is recorded in distribution and related expenses in the statement of income.

<u>Contingent Deferred Sales Charge Revenue (Class C Shares)</u>

The Funds maintain a multiclass structure, including participating funds offering Class C shares, which are back-end load shares. For the first year after the Class C share is purchased, the Company retains 12b-1 fees paid by the participating C share funds. This revenue is calculated as 1.00% of the average daily net asset value of the Class C shares. After the first full year, the Company pays the 1.00% 12b-1 fees (0.75% for distribution services and 0.25% for personal shareholder services) to third-party dealers and institutions based on the average daily net assets of Class C shares per contractual agreements with those parties for the provision of certain distribution services.

If the Class C share is sold by the investor before the twelve-month period ends, the Company recognizes contingent deferred sales charge (CDSC) revenue equal to 1.00% of the lower of sale proceeds or the original offering price. CDSC revenue is included in contingent deferred sales charge in the statement of income.

The Company may pay upfront commissions at the time of sale to dealers and institutions that sell Class C shares of the participating funds. The sales charges are dictated by the prospectus and statement of additional information and are a direct cost of selling Class C shares. Commission payments with respect to Class C shares equal 1.00% of the purchase price of the Class C shares sold by the dealer or institution. The obligations related to the selling of Class C shares are shared by the Company and dealers and the Company does not control the obligation to perform the services. Upfront payments to a dealer or institution for the sale of Class C shares are capitalized

2. Significant Accounting Policies (continued)

by the Company and the cost is amortized over a twelve-month period. The amortization of prepaid C share commissions is recognized in distribution and related expenses in the statement of income.

Commissions, net

The Funds' multiclass structure also includes participating funds offering Class A shares, which are front-end load shares. The sales charges are dictated by the prospectus and statement of additional information and depend on the total value of shares being purchased. Front-end sales charges are paid by investors purchasing Class A shares, and the dealer executing the sale retains the majority of the upfront commission and remits a portion to the Company. The sales charge received when the dealer executes the sale is fixed consideration and not subject to reversal, even if the shareholder holds the shares less than one year. The obligations related to the selling of Class A shares are shared by the Company and dealers and the Company does not control the obligation to perform the services. The Company acts as an agent and recognizes as net revenue the portion of front-end commissions received from dealers in commissions, net in the statement of income.

Intercompany Support Fees

The Company provides ongoing support services to the Advisor and the Advisor's personnel pursuant to a distribution support agreement between the Company and the Advisor. The Company satisfies its performance obligation over time. Intercompany support fees are recorded on a monthly basis and are paid one month in arrears. The calculation of the monthly fee includes both a fixed and variable portion. The variable portion is substantially larger than the fixed portion and is calculated as a percentage of month end assets of the Funds. There are no costs associated with obtaining or fulfilling the contract. The revenue is recorded in intercompany support fees in the statement of income.

Segment Reporting

The Company operates in one business segment that serves as distributor and underwriter for the Funds. The Company's determination that it has one operating segment is based on the fact that the Chief Operating Decision Maker reviews the Company's financial performance on an aggregate level.

2. Significant Accounting Policies (continued)

Intangible Assets

The Company's intangible assets are related to the Company's indefinite-lived renewable distribution service contracts with the Funds. Indefinite-lived intangible assets include contracts for distribution services where the Company expects to, and has the ability to, continue to distribute these funds indefinitely, that have annual renewal provisions, and there is a high likelihood of continued renewal based on historical experience. Intangible assets with indefinite lives are not amortized but are reviewed at least annually for impairment. The Company has the option to first assess qualitative factors to determine whether the existence of events or circumstances leads to a determination that it is more likely than not that the fair value of the intangible asset is less than its carrying amount. As of December 31, 2020, the Company performed the qualitative assessment and determined it was more likely than not that the fair value of its intangible assets was greater than its carrying value and therefore no impairment was identified.

Use of Estimates

The preparation of financial statements in conformity with U.S. generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the period. Actual results could differ from those estimates.

3. Income Tax

The Company is included in the federal income tax return filed by the Parent. For financial reporting purposes, the Parent has elected to allocate the consolidated income tax provision among the Parent and its subsidiaries on a separate return basis, which includes any tax credits or carryovers and carrybacks, subject to recognition of such items on a consolidated basis.

As of December 31, 2019, the Company's liability for unrecognized tax benefits and interest and penalties totaled $29,488. The Company records interest and penalties related to uncertain tax positions in the provision for income taxes.

As of December 31, 2020, the Company filed all necessary tax returns with the states that composed the unrecognized tax benefit liability. As of December 31, 2020, the unrecognized tax benefit liability was $0, and no additional uncertain tax positions had been identified.

3. Income Tax (continued)

Income taxes included in the statement of income are summarized below.

Current Expense:	
Federal	$ 527,114
State	146,825
Total current expense	673,939
Deferred expense:	
Federal	45,773
State	21,609
Total deferred expense	67,382
Income tax expense	$ 741,321

The Company's effective tax rate for 2020 was 25.8%. The difference between the provision for income taxes and the amount computed by applying the statutory Federal tax rate of 21.0% to income before taxes as of December 31, 2020, is as follows:

Federal income tax at U.S. statutory tax rate	21.0%
State income taxes, net of federal tax benefit	4.5%
Other	0.3%
Total income tax expense	25.8%

Deferred income taxes reflect the net tax effects of temporary differences between the carrying amounts of assets and liabilities for financial reporting purposes and the amounts used for income tax purposes.

As of December 31, 2020, the Company had no deferred tax assets.

The Company's deferred tax liabilities as of December 31, 2020, are as follows:

Deferred tax liability – Prepaid C share commissions	$ 136,406
Deferred tax liability – Intangible assets	203,578
Total deferred tax liability	$ 339,984

As of December 31, 2020, U.S. federal income tax returns for 2018 and 2019 are open and therefore subject to examination. State and local income tax returns filed are generally subject to examination from 2014 to 2019. The Company has analyzed its tax positions for all open years and has concluded that no additional provision for income tax is required.

3. Income Tax (continued)

At December 31, 2020, the Company had a payable of $144,000 to the Parent for federal and state income taxes, which was recorded in due to affiliates in the statement of financial condition and settled in full in February 2021.

4. Related-Party Transactions

The Company provides various support services to the Advisor such as advertising review, dealer agreement maintenance, compliance training, and other administrative services. The Company charges fees designed to cover the costs of providing such services, which are recorded as intercompany support fees revenue in the statement of income.

The Advisor provides various services to the Company such as use of personnel, office facilities, equipment, and other administrative services. The Company is charged a service fee designed to cover the costs of providing such services, which is recorded as intercompany service fees expense in the statement of income.

Related-party support and service fee transactions are settled monthly, in arrears, via intercompany cash transactions. The Advisor pays Ohio commercial activity taxes on a quarterly basis for the Advisor and Company and amounts due to the Advisor by the Company are settled on a quarterly basis. Income tax allocated from the Parent is recorded as an intercompany liability and is generally settled on a quarterly basis.

During the year ended December 31, 2020, the Company paid dividends of $2,000,000 to VCO.

The Company considers the Funds to be related parties as a result of the advisory relationship between the Advisor and the Funds. The Company maintains a reimbursement plan with one of the Funds, Victory Portfolios II, under which 12b-1 fees received by the Company and not paid out as 12b-1 fees to selling brokers must either be paid back to Victory Portfolios II or used to offset mutual fund distribution/marketing expenses. The liability for residual 12b-1 fees received by the Company from Victory Portfolios II is recorded in other liabilities in the statement of financial condition.

4. Related-Party Transactions (continued)

A summary of the balances and transactions involving related parties appears below.

	As of December 31, 2020
Related-party assets:	
Intercompany support fees receivable	$ 142,523
FINRA prepayments and other receivables from affiliates	393,046
Total related-party assets	$ 535,569
Related-party liabilities:	
Income and other taxes payable	144,700
Intercompany service fees payable	68,271
Other payables to affiliates	102,539
Residual 12b-1 fees received from Victory Portfolios II	14,410
Total related-party liabilities	$ 329,920

	For the Year Ended December 31, 2020
Related-party revenue:	
Distribution and related fees	$ 25,334,420
Intercompany support fees	1,325,595
Related-party expense:	
Intercompany service fees	$ 687,971

5. Net Capital Requirement

As a registered broker-dealer engaged in the sale of redeemable shares of registered investment companies and certain other share accounts, the Company is subject to the SEC's Uniform Net Capital Rule 15c3-1 (the "Rule"), which requires the maintenance of minimum net capital, and requires that the ratio of aggregate indebtedness to net capital, cannot exceed 15 to 1.

At December 31, 2020, the Company had net capital under the Rule of $2,182,005, which was $2,021,804 in excess of its minimum required net capital of $160,201. The Company's ratio of aggregate indebtedness to net capital at December 31, 2020, was 1.10 to 1.

6. Contracts

In the normal course of business, the Company may enter into contracts that contain a number of representations and warranties, which may provide for general or specific indemnifications. The Company's exposure under these contracts is not currently known, as any such exposure would be based on future claims, which could be made against the Company. Management is not currently aware of any such pending claims.

7. Subsequent Events

In preparing these financial statements, subsequent events were evaluated through February 24, 2021. There were no subsequent events required to be either recognized in the financial statements or disclosed in the notes to the financial statements other than those disclosed herein.

Supplementary Information

Victory Capital Services, Inc.

Schedule I - Computation of Net Capital
Under SEC Rule 15c3-1

December 31, 2020

Total shareholder's equity from statement of financial condition		$ 6,202,277
Deductions for nonallowable assets		
Intangible assets	$ 2,300,000	
Prepaid C share commissions	550,828	
Due from affiliates	535,569	
Distribution fees receivable	580,947	
Prepaids and other assets	52,928	4,020,272
Net capital		$ 2,182,005
Total aggregate indebtedness		$ 2,403,007
Net capital requirement (greater of 6-2/3% of aggregate indebtedness or $25,000)		$ 160,201
Excess net capital at 1,500 percent		$ 2,021,804
Excess net capital at 1,000 percent		$ 1,941,704
Percentage of aggregate indebtedness to net capital		110%

Reconciliation with the Company's computation of net capital as of December 31, 2020

Net capital, as reported above and in the Company's Part IIA (unaudited) FOCUS report, filed January 27, 2021	$ 2,173,133
Adjustments	
Decrease in due from affiliates	8,872
Net capital, as reported above and in the Company's Part IIA (unaudited) FOCUS report, filed February 24, 2021	$ 2,182,005

Victory Capital Services, Inc.

Schedule II - Computation for Determination of the Reserve Requirements Under Exhibit A of SEC Rule 15c3-3

December 31, 2020

The Company is considered a Non-Covered Firm exempt from 17 C.F.R. § 240.15c3-3 relying on Footnote 74 of the SEC Release No. 34-70073 adopting amendments to 17 C.F.R. § 240.17a-5 because the Company limits its business activities exclusively to participating in distributions of securities (other than firm commitment underwritings) in accordance with the requirements of (a) or (b)(2) of Rule 15c2-4.

As a result of reliance on Footnote 74 of the SEC Release No. 34-70073 adopting amendments to 17 C.F.R. § 240.17a-5, the Computation of Determination of the Reserve Requirements is not required.

Victory Capital Services, Inc.

Schedule III - Information Relating to the Possession or Control Requirements to SEC Rule 15c3-3

December 31, 2020

The Company is considered a Non-Covered Firm exempt from 17 C.F.R. § 240.15c3-3 relying on Footnote 74 of the SEC Release No. 34-70073 adopting amendments to 17 C.F.R. § 240.17a-5 because the Company limits its business activities exclusively to participating in distributions of securities (other than firm commitment underwritings) in accordance with the requirements of (a) or (b)(2) of Rule 15c2-4.

As a result of reliance on Footnote 74 of the SEC Release No. 34-70073 adopting amendments to 17 C.F.R. § 240.17a-5, the Information Relating to the Possession or Control Requirements is not required.

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950 Main Avenue
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Report of Independent Registered Public Accounting Firm on Applying Agreed-Upon Procedures

To the Board of Directors and Management of
Victory Capital Services, Inc.:

We have performed the procedures enumerated below, which were agreed to by the Board of Directors, management of Victory Capital Services, Inc. (the Company), and the Securities Investor Protection Corporation (SIPC), as set forth in the Series 600 Rules of SIPC, solely to assist the specified parties in evaluating the Company's schedule of assessments and payments is in accordance with the applicable instructions of the General Assessment Reconciliation (Form SIPC-7) for the fiscal year ended December 31, 2020. The Company's management is responsible for the Company's compliance with those requirements. The sufficiency of these procedures is solely the responsibility of those parties specified in this report. Consequently, we make no representation regarding the sufficiency of the procedures enumerated below either for the purpose for which this report has been requested or for any other purpose.

The procedures we performed and our findings are as follows:

1. Compared the assessment payments made in accordance with the General Assessment Payment Form (Form SIPC-6) and applied to the General Assessment calculation on Form SIPC-7 with respective cash disbursement record entries (i.e., agreed the assessment payment to the respective ACH wire).

   No findings were found as a result of applying the procedure.

2. Compared the amounts reported in the audited financial statements required by SEC Rule 17a-5 with the amounts reported in Form SIPC-7 for the fiscal year ended December 31, 2020.

   No findings were found as a result of applying the procedure.

3. Compared any adjustments reported in Form SIPC-7 with supporting schedules and working papers supporting the adjustments.

   No findings were found as a result of applying the procedure.

4. Recalculated the arithmetical accuracy of the calculations reflected in Form SIPC-7 and in the schedules and working papers supporting the adjustments.

   No findings were found as a result of applying the procedure.

EY
Building a better working world

This agreed-upon procedures engagement was conducted in accordance with the interim attestation standards of the Public Company Accounting Oversight Board (United States) and the attestation standards established by the American Institute of Certified Public Accountants. We were not engaged to and did not conduct an examination or a review, the objective of which would be the expression of an opinion or conclusion, respectively, on whether Victory Capital Services, Inc.'s schedule of assessments and payments is in accordance with the applicable instructions of the General Assessment Reconciliation (Form SIPC-7) for the fiscal year ended December 31, 2020. Accordingly, we do not express such an opinion. Had we performed additional procedures, other matters might have come to our attention that would have been reported to you.

This report is intended solely for the information and use of the specified parties listed above and is not intended to be and should not be used by anyone other than these specified parties.

Ernst & Young LLP

February 24, 2021

SIPC-7
(36-REV 12/18)

SECURITIES INVESTOR PROTECTION CORPORATION

P.O. Box 92185 Washington, D.C. 20090-2185
202-371-8300

General Assessment Reconciliation

SIPC-7
(36-REV 12/18)

For the fiscal year ended 12/31/2020

(Read carefully the instructions in your Working Copy before completing this Form)

TO BE FILED BY ALL SIPC MEMBERS WITH FISCAL YEAR ENDINGS

1. Name of Member, address, Designated Examining Authority, 1934 Act registration no. and month in which fiscal year ends for purposes of the audit requirement of SEC Rule 17a-5:

47577 FINRA DEC
Victory Capital Services, Inc.
4900 Tiedeman Road, 4th Floor
Brooklyn, Ohio 44114-2338

Note: If any of the information shown on the mailing label requires correction, please e-mail any corrections to form@sipc.org and so indicate on the form filed.

Name and telephone number of person to contact respecting this form.

Christopher Ponte (216) 898-2458

2. A.	General Assessment (item 2e from page 2)	$63.63
B.	Less payment made with SIPC-6 filed (exclude interest) 7/24/2020 Date Paid	(39.37)
C.	Less prior overpayment applied	(-)
D.	Assessment balance due or (overpayment)	24.26
E.	Interest computed on late payment (see instruction E) for ____ days at 20% per annum	-
F.	Total assessment balance and interest due (or overpayment carried forward)	$24.26

G. **PAYMENT: √ the box**
Check mailed to P.O. Box ☐ **Funds Wired** ☑ **ACH** ☐
Total (must be same as F above) $24.26

H. Overpayment carried forward $(-)

3. Subsidiaries (S) and predecessors (P) included in this form (give name and 1934 Act registration number):

NONE

The SIPC member submitting this form and the person by whom it is executed represent thereby that all information contained herein is true, correct and complete.

Victory Capital Services, Inc.
(Name of Corporation, Partnership or other organization)

[signature]
(Authorized Signature)

Dated the 18th day of February, 20 21.

Principal Financial Officer
(Title)

This form and the assessment payment is due 60 days after the end of the fiscal year. Retain the Working Copy of this form for a period of not less than 6 years, the latest 2 years in an easily accessible place.

SIPC REVIEWER

Dates: ________ Postmarked ________ Received ________ Reviewed

Calculations ________ Documentation ________ Forward Copy ________

Exceptions:

Disposition of exceptions:

DETERMINATION OF "SIPC NET OPERATING REVENUES" AND GENERAL ASSESSMENT

Amounts for the fiscal period beginning 1/1/2020 and ending 12/31/2020

Item No.	Eliminate cents
2a. Total revenue (FOCUS Line 12/Part IIA Line 9, Code 4030)	$26,942,120
2b. Additions:	
(1) Total revenues from the securities business of subsidiaries (except foreign subsidiaries) and predecessors not included above.	-
(2) Net loss from principal transactions in securities in trading accounts.	-
(3) Net loss from principal transactions in commodities in trading accounts.	-
(4) Interest and dividend expense deducted in determining item 2a.	-
(5) Net loss from management of or participation in the underwriting or distribution of securities.	-
(6) Expenses other than advertising, printing, registration fees and legal fees deducted in determining net profit from management of or participation in underwriting or distribution of securities.	-
(7) Net loss from securities in investment accounts.	-
Total additions	-
2c. Deductions:	
(1) Revenues from the distribution of shares of a registered open end investment company or unit investment trust, from the sale of variable annuities, from the business of insurance, from investment advisory services rendered to registered investment companies or insurance company separate accounts, and from transactions in security futures products.	26,899,702
(2) Revenues from commodity transactions.	-
(3) Commissions, floor brokerage and clearance paid to other SIPC members in connection with securities transactions.	-
(4) Reimbursements for postage in connection with proxy solicitation.	-
(5) Net gain from securities in investment accounts.	-
(6) 100% of commissions and markups earned from transactions in (i) certificates of deposit and (ii) Treasury bills, bankers acceptances or commercial paper that mature nine months or less from issuance date.	-
(7) Direct expenses of printing advertising and legal fees incurred in connection with other revenue related to the securities business (revenue defined by Section 16(9)(L) of the Act).	-
(8) Other revenue not related either directly or indirectly to the securities business. (See Instruction C): - (Deductions in excess of $100,000 require documentation)	-
(9) (i) Total interest and dividend expense (FOCUS Line 22/PART IIA Line 13, Code 4075 plus line 2b(4) above) but not in excess of total interest and dividend income. $-	
(ii) 40% of margin interest earned on customers securities accounts (40% of FOCUS line 5, Code 3960). $-	
Enter the greater of line (i) or (ii)	-
Total deductions	26,899,702
2d. SIPC Net Operating Revenues	$42,418
2e. General Assessment @ .0015	$63.63 (to page 1, line 2.A.)

EY
Building a better working world

Ernst & Young LLP
Suite 1800
950 Main Avenue
Cleveland OH 44113 7214

Tel +1 216 861 5000
Fax +1 216 583 2013
ey.com

Report of Independent Registered Public Accounting Firm

The Board of Directors and Management of
Victory Capital Services, Inc.

We have reviewed management's statements, included in the accompanying Victory Capital Services, Inc. Exemption Report, in which Victory Capital Services, Inc. (the Company) stated that:

(1) The Company does not claim an exemption under paragraph (k) of 17 C.F.R. § 240. 15c3-3.

(2) The Company is relying on Footnote 74 of the SEC Release No. 34-70073 adopting amendments to 17 C.F.R. § 240.17a-5 because, the Company limits its business activities exclusively to participating in distributions of securities (other than firm commitment underwritings) in accordance with the requirements of (a) or (b)(2) of Rule 15c2-4 throughout the most recent fiscal year ended December 31, 2020, and the Company (1) did not directly or indirectly receive, hold, or otherwise owe funds or securities for or to customers; (2) did not carry accounts of or for customers; and (3) did not carry PAB accounts (as defined in Rule 15c3-3) throughout the most recent fiscal year ended December 31, 2020 without exception.

Management is responsible for compliance with 17 C.F.R § 240.15c3-3 and its statements.

Our review was conducted in accordance with the standards of the Public Company Accounting Oversight Board (United States) and, accordingly, included inquiries and other required procedures to obtain evidence about the Company's compliance with 17 C.F.R § 240.15c3-3. A review is substantially less in scope than an examination, the objective of which is the expression of an opinion on management's statements. Accordingly, we do not express such an opinion.

Based on our review, we are not aware of any material modifications that should be made to management's statements referred to above for them to be fairly stated, in all material respects, based on the provisions set forth in Rule 15c3-3 under the Securities Exchange Act of 1934 and pursuant to footnote 74 of SEC Release No. 34-70073 adopting amendments to 17 C.F.R. § 240.17a-5.

EY
Building a better
working world

This agreed-upon procedures engagement was conducted in accordance with the interim attestation standards of the Public Company Accounting Oversight Board (United States) and the attestation standards established by the American Institute of Certified Public Accountants. We were not engaged to and did not conduct an examination or a review, the objective of which would be the expression of an opinion or conclusion, respectively, on whether Victory Capital Services, Inc.'s schedule of assessments and payments is in accordance with the applicable instructions of the General Assessment Reconciliation (Form SIPC-7) for the fiscal year ended December 31, 2020. Accordingly, we do not express such an opinion. Had we performed additional procedures, other matters might have come to our attention that would have been reported to you.

This report is intended solely for the information and use of the specified parties listed above and is not intended to be and should not be used by anyone other than these specified parties.

Ernst & Young LLP

February 24, 2021

Victory Capital
SERVICES℠

4900 Tiedeman Road, 4th Floor • Brooklyn, OH 44144 • 216-898-2458 • vcm.com

Victory Capital Services, Inc.

Exemption Report Under Securities and Exchange Commission Rule 17a-5

December 31, 2020

Victory Capital Services, Inc. ("the Company") is a registered broker-dealer subject to Rule 17a-5 promulgated by the Securities and Exchange Commission (17 C.F.R. § 240.17a-5, "Reports to be made by certain brokers and dealers"). This Exemption Report was prepared as required by 17 C.F.R. § 240.17a-5(d)(1) and (4). To the best of its knowledge and belief, the Company states the following:

> The Company is filing this Exemption Report because the Company's business activities contemplated by Footnote 74 of the SEC Release No. 34-70073 adopting amendments to 17 C.F.R. § 240.17a-5 are limited to participating in distributions of securities (other than firm commitment underwritings) in accordance with the requirements of (a) or (b)(2) of Rule 15c2-4; and the Company (1) did not directly or indirectly receive, hold, or otherwise owe funds or securities for or to customers; (2) did not carry accounts of or for customers; and (3) did not carry PAB accounts (as defined in Rule 15c3-3) throughout the most recent fiscal year without exception.
>
> The Company is permitted to complete business activities per the membership agreement that would fall under the exemptive provisions in 17 C.F.R. § 240.15c3-3 under Subparagraph (k)(2)(i). The Company had no such activity in the most recent fiscal year.

Victory Capital Services, Inc.

I, Christopher Ponte, swear (or affirm) that, to my best knowledge and belief, this Exemption Report is true and correct.

Chris Ponte

Principal Financial Officer

February 24, 2021